SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)*



                         Volt Information Sciences, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   928703 10 7
                                 --------------
                                 (CUSIP Number)


                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 928703 10 7
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
                    Jerome Shaw
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization
                    United States of America
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Number of           5.  Sole Voting Power               1,181,465*
Shares Bene-        ------------------------------------------------------------
ficially Owned
By Each             6.  Shared Voting Power             2,445,484
Reporting           ------------------------------------------------------------
Person With
                    7.  Sole Dispositive Power          1,181,465*
                    ------------------------------------------------------------

                    8.  Shared Dispositive Power        2,445,484
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,626,949*
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions) [X]
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11.  Percent of Class Represented by Amount in Row (9)
     23.6%
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12.  Type of Reporting Person (See Instructions)
     IN
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CUSIP No. 928703 10 7
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Item 4. Ownership.

     The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:3,626,949 shares*

Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, included are 45,000 shares which are not actually outstanding, but which are issuable upon exercise of an option held by Jerome Shaw, which is presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" below. Also included are (i) 2,660.343 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at December 31, 2005, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan features of the Plan, (ii) 19,756.74 shares held for the undersigned under the Savings Plan feature of the Plan as at December 31, 2005, (iii) 1,282,901 shares owned by the undersigned and his wife as trustees of a revocable trust for their benefit or as community property, as to which they have shared voting and investment power (pursuant to the terms of which the undersigned may demand that these shares be transferred back to him at any time), (iv) 1,114,048 shares owned by the undersigned as trustee under two trusts for the undersigned's benefit, (v) 201,250 shares owned of record by the undersigned and his wife as trustees for one of his children (as to which the undersigned and his wife may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 201,250 shares), (vi) an aggregate of 294,502 shares owned by the undersigned, Michael Shaw, Steven Shaw and Lloyd Frank as trustees for the undersigned's children (as to which the undersigned and the other trustees may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 294,502 shares),
(vii) 9,500 shares held by a family foundation of which the undersigned is a director (the reporting of which shares is not an admission of beneficial ownership of such 9,500 shares) and (viii) an aggregate of 657,331 shares owned by the undersigned, Linda Shaw, Deborah Shaw Sevy and Lloyd Frank as trustees for the children of William Shaw, the grantor of such trusts (as to which the undersigned and the other trustees may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 657,331 shares).

     In addition, 6,750 shares of Common Stock are beneficially owned by the undersigned's wife as to which shares the undersigned disclaims beneficial ownership.

     (b)  Percent of class: 23.6%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 2,464,366*

          (ii) Shared power to vote or to direct the vote: 1,162,583

          (iii) Sole power to dispose or to direct the disposition of:
                2,464,366*

          (iv) Shared power to dispose or to direct the disposition of:
               1,162,583

* The aggregate of ESOP and Plan share ownership has been rounded to the nearest whole number.



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

CUSIP No. 928703 10 7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006


                                                /s/ Jerome Shaw
                                              ----------------------------------
                                                       Jerome Shaw





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